BHP Billiton Limited 171 Collins Street Melbourne Victoria 3000 Australia GPO Box 86 Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 3015 bhpbilliton.com

18 March 2014

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Dear Ms. Jenkins,

Thank you for your letter dated 11 February 2014 setting forth comments of the Staff of the Securities and Exchange Commission (the “Staff” and the “Commission”) relating to the Form 20-F for the year ended 30 June 2013 (the “2013 Form 20-F”) of BHP Billiton Limited and BHP Billiton PLC (“BHP Billiton” or the “Group”) (File Numbers 1-09526 and 1-31714).

BHP Billiton’s responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have included in this letter the caption and numbered comments from the Staff’s comment letter in bold, italicized text, and have provided our responses immediately below.

Form 20-F for the Fiscal Year Ended June 30, 2013

2.13 Reserves, page 117

2.13.2 Ore Reserves, page 124

1.	We note your 2013 reserve tabulations for your Iron Ore and Metallurgical Coal groups. Please confirm the Mt. Newman reserves include Orebody 24, and the Caval Ridge reserves are included with the Peak Downs reserves. In addition, tell us why the Jensen Potash project does not report reserves despite being in the development stage with significant capital investment, demonstrated technical feasibility, and economic viability.

We confirm that the Mount Newman Joint Venture Iron Ore reserves include the Orebody 24 reserves and that the Peak Downs Metallurgical Coal reserves include the Caval Ridge reserves.

We do not report reserves for the Jansen Potash project because the project Feasibility Study is in progress and has not been completed to confirm that the mineral deposit can be economically and legally extracted. Feasibility Study findings are expected to be considered as part of the decision on whether the project will proceed to execution. Any reserves will be reported only after project execution approval has been received for the project.

In light of questions raised regarding our use of the term Jansen Potash development project in our 20-F filing, and considering that we have not yet confirmed any reserves, we will avoid ambiguity in future filings and refrain from describing Jansen Potash as a development project.

2.	Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your Jensen project, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

As indicated in our response to Question 1 above, the Jansen Potash Feasibility Study is in progress and has not been completed. Accordingly, we are not in a position to provide the information as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act.

9 Consolidated Financial Statements, Page F-1

9.1.6 Notes to Financial Statements Page F-7

2. Segment Reporting, page F-26

3.	We note that as a result of organizational changes in 2013, you have consolidated your previously reported Consumer Sector Groups (CSGs) into five Businesses and reduced the number of segments that you report in your financial statements. For example, we note that you have combined the Metallurgical Coal CSG and Energy Coal CSG into the Coal Business segment and aggregated the former Aluminum CSG, Manganese CSG and Stainless Steel Materials CSG into a single reportable segment called the Aluminum, Manganese and Nickel Business. Please tell us how the aggregation of your former CSGs into the five Businesses is consistent with the provisions of IFRS 8. Your response should address the following points:

•	Describe the changes in processes and information that are utilized by your chief operating decision maker in assessing the performance and allocation of resources to your segments.

The chief operating decision maker (CODM) within BHP Billiton is the Group Management Committee (GMC). The GMC is established by the CEO and is the

Group’s most senior executive body. Its purpose is to provide leadership to the Group, determining its priorities and the way it is to operate, thereby assisting the CEO in pursuing the corporate purpose.

Following his appointment as CEO in May 2013, Andrew Mackenzie made changes to the BHP Billiton management structure effective 10 May 2013, whereby the previous eight Customer Sector Groups (“CSGs”) were reorganised to form five Businesses:

Previous CSGs	New Businesses
Petroleum	Petroleum & Potash
Diamonds and Specialty Products (DSP) (includes Potash)
Iron Ore	Iron Ore
Base Metals	Copper
Metallurgical Coal.	Coal
Energy Coal
Aluminium and Nickel (A&N)	Aluminium, Manganese and Nickel (AMN)
Manganese

As can be seen from the table above, the reorganisation involved combining some of the previous CSGs into the one business unit. For example, the Metallurgical Coal and Energy Coal CSGs were combined to form the Coal Business. These reorganisations resulted in the elimination of GMC and CSG level roles and closure of the Energy Coal, Aluminium and Manganese CSG offices.

The change in management structure was implemented by changes to the composition of the GMC. The new GMC was announced on 18 April 2013 with most changes implemented from 10 May 2013. At the time of finalising BHP Billiton’s financial statements for the year ended 30 June 2013 the transition was complete and the composition of the GMC had changed as follows:

Previous GMC	New GMC
CEO and Executive Director: Marius Kloppers	CEO and Executive Director: Andrew McKenzie
Group Executive and Chief Executive, Petroleum: J Michael Yeager	President, Petroleum & Potash: Tim Cut
Group Executive and Chief Executive, Ferrous & Coal: Marcus Randolph	President, Iron Ore: Jimmy Wilson
President, Coal: Dean Dalla Valle
Group Executive and Chief Executive, Non-ferrous: Andrew McKenzie	President, Copper: Peter Beaven
Group Executive and Chief Executive, Aluminium, Nickel & Corporate Development: Alberto Calderon	President, AMN: Daniel Malchuk
Group Executive and Chief People & Public Affairs Officer: Karen Wood	President, Human Resources: Mike Fraser
President, Public Affairs: Karen Wood
Group Executive and Chief Marketing Officer: Mike Henry	President, Health, Safety, Environment, Community, Marketing and Technology: Mike Henry
Group Executive and Chief Financial Officer: Graham Kerr	Chief Financial Officer: Graham Kerr
Chief Legal Counsel: Geoff Healy
President, Governance and Group Company Secretary: Jane McAloon

The GMC reviews the performance of the five Businesses and determines investment, strategic and operational priorities based on an overall strategic direction provided by the BHP Billiton Board, and subject to the Board’s authority as described in the Board Governance Document. The primary financial information used by the GMC to assess performance and make decisions about resource allocation, the monthly “GMC Report”, has been reconfigured to reflect the new management and operating structure.

These organizational changes required a review of BHP Billiton’s operating and reporting segments for financial reporting purposes. The new management structure informed the assessment of the new segments.

•	Specify each of the operating segments that you identified in accordance with paragraphs 5 through 10 of IFRS 8,

As a result of the changes to the management structure and the composition of the GMC, BHP Billiton proceeded to reconfigure its internal management reports, in particular the monthly GMC Report which, as mentioned above, is the primary financial information used by the GMC. The Business section of the GMC Report has been reconfigured to provide financial and operating information for the following businesses:

•	AMN

•	Coal

•	Copper

•	Iron Ore

•	Petroleum

•	Potash

•	Group and Unallocated (G&U)[1]

Accordingly, the Business section of the GMC Report has been reconfigured to align with the five Businesses under the new management structure with the exception that Potash is addressed separately from Petroleum.

Within the GMC Report, certain information is provided for each of the major operating assets (such as a mine) comprising the Businesses identified above. However, this information is used by the individual GMC members (i.e. Business Presidents) to manage their respective Business and does not cause each operating asset to be treated by the GMC as separate operating segments.

Paragraph 9 of IFRS 8 indicates an operating segment has a segment manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment. The Business Presidents are directly accountable to the GMC for the performance of their respective Businesses whereas the managers of individual operating assets report individually to their Business Presidents.

It is only when the Business Presidents convene as a group, together with the other GMC members, that they comprise the GMC. While the managers of individual operating assets are accountable to a Business President (who is a member of the GMC), these managers are not directly accountable to the GMC. As such, the Business Presidents and not the managers of individual operating assets represent segment managers directly accountable to the CODM, the GMC.

Further, the GMC, as a collective decision making body, focuses on the Group and Business level information within the GMC Report.

[1]	This includes Group centre functions and unallocated business activities.

Accordingly, the six business areas reported in the Business section of the GMC Report noted above (i.e. excluding Group and Unallocated) are considered to be BHP Billiton’s operating segments in accordance with paragraphs 5 through 10 of IFRS 8.

•	Identify the operating segments that meet the quantitative thresholds in paragraphs 13-19 of IFRS 8, and

The operating segments that meet the quantitative thresholds in paragraphs 13 through 19 of IFRS 8 are AMN, Coal, Copper, Iron Ore and Petroleum.

Potash does not meet any of the quantitative thresholds.

The table below summarises the revenue, underlying EBIT and assets for each of the six operating segments as at June 2013.The ‘DSP (excluding Potash)’ column comprises the RBM and Ekati assets which were both sold during the year ended 30 June 2013 (‘FY13’) and was included in the analysis to ensure that all business activities undertaken during the year were considered.

	AMN	Coal	Copper	Iron Ore	Petroleum	Potash	DSP (excl. Potash)	Total[1]
Revenue[2] (USD billion)	9.3	10.7	12.0	20.2	13.2	—	0.4	65.8
% of total	14.1%	16.3%	18.2%	30.8%	20.0%	—	0.6%	100.0%
Underlying EBIT (USD billion)[3]	0.2	0.7	3.6	11.1	6.0	(0.3)	(0.1)	21.2
% of total	0.9%	3.2%	16.6%	51.4%	27.8%	1.4%	0.5%
Assets (USD billion)	12.1	18.6	18.6	27.7	42.3	2.1	—	121.4
% of total	10.0%	15.3%	15.3%	22.8%	34.9%	1.7%	—	100.0%

Notes:

1.	Total represents the total of segment amounts (i.e. before Group eliminations) because the IFRS 8 quantification thresholds reference combined totals for all operating segments.
2.	Includes internal and external revenue.
3.	Underlying EBIT is the segment “performance measure” that is used by the GMC. In accordance with the application of the IFRS 8 quantitative threshold relating to reported profit or loss, the absolute amount of segment underlying EBIT is calculated as a percentage of the absolute amount of the combined underlying EBIT of all operating segments that reported a positive underlying EBIT.

As can be seen from the table, AMN, Coal, Copper, Iron Ore and Petroleum each exceed at least two of the quantitative thresholds for identification as a separate reportable segment.

Neither ‘Potash’ nor ‘DSP (excl. Potash)’ meet any of the quantitative thresholds.

•	Explain the basis for aggregating your identified operating segments into your current reportable segments given the aggregation criteria in paragraph 12 of IFRS 8.

We have not applied the aggregation criteria in paragraph 12 of IFRS 8 to determine our reportable segments. We note that an entity applies the aggregation criteria when it has several operating segments that it wishes to present as one reportable segment. No such aggregation as contemplated by IFRS 8 was performed as each operating segment that we identified following the reorganisation, with the exception of Potash, has been treated as a separate reportable segment.

As the Potash operating segment does not meet any of the quantitative thresholds, it is not required to be reported as a reportable segment. In accordance with IFRS 8 paragraph 16, information about Potash may be combined with other unallocated business activities and disclosed separately in an ‘all other segments’ category. However, rather than present an ‘all other segments’ category, Potash has been combined with Petroleum to form the Petroleum and Potash reportable segment. This treatment while not having been adopted in response to the guidance regarding aggregation set out in paragraph 12 of IFRS 8, was considered to best reflect the manner in which BHP Billiton monitors performance of its operations for the following reasons:

•

To align the segment disclosures with the new management structure, including the composition of the GMC, whereby both the Petroleum and Potash Businesses fall under the responsibility of a single Business President, i.e. segment manager, and his dedicated management team

•

To ensure consistency of segment reporting within the financial statements with the reporting of Petroleum and Potash in BHP Billiton’s other external reports and presentations, including the Preliminary Results Announcement, the Supplementary Information Asset Tables, the Summary Review, the Operating and Financial Review and Prospects in the Annual Report and the Business Overview in the Form 20-F

•	To ensure consistency of segment reporting within the financial statements with communications to the market of BHP Billiton’s strategy focussed on five businesses

After considering the above merits of presenting Petroleum and Potash as one reportable segment, and having regard to the immaterial financial amounts for Potash, management concluded that this treatment of Potash provided more appropriate segment reporting compared to combining Potash with other unallocated business activities in an ‘all other segments’ category. This treatment also better achieves the core principle of IFRS 8 to “... disclose information to enable users … to evaluate the nature and financial effects of ... business activities … and the economic environment in which it operates.”

Each of AMN, Coal, Copper, Iron Ore and Petroleum individually meet the quantitative thresholds for disclosure as a separate reportable segment, and the total of the external revenues for these businesses exceeds 75% of BHP Billiton’s revenue. Therefore, in accordance with paragraph 15 of IFRS 8, BHP Billiton is not required to identify any further reportable segments. Accordingly, BHP Billiton’s reportable segments within its consolidated financial statements were as follows:

•	AMN

•	Coal

•	Copper

•	Iron Ore

•	Petroleum and Potash

*****

BHP Billiton acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that BHP Billiton may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience. Please contact Mr. Neil Beaumont if you wish to discuss the information provided in this response.

Yours sincerely,

/s/ Neil Beaumont

Neil Beaumont

Head of Group Reporting

cc: Burr Henly (Sullivan & Cromwell)